Exhibit 99.1

Allied World Announces Expiration of “Go-Shop” Period and Schedules Fourth Quarter 2016 Earnings Announcement

ZUG, Switzerland — January 18, 2017 — Allied World Assurance Company Holdings, AG (NYSE: AWH) today announced the expiration of the 30-day “go-shop” period included in the terms of the definitive merger agreement announced on December 18, 2016 under which Allied World will be acquired by Fairfax Financial Holdings Limited (TSX: FFH and FFH.U).  Under the agreement, Allied World and its representatives were permitted to solicit and engage in negotiations with respect to alternative acquisition proposals until 12:01 a.m. (New York time) on January 18, 2017.

During the “go-shop” period, the Company and its representatives actively solicited 31 potentially interested parties. During such time, none of these parties executed a confidentiality agreement or otherwise expressed interest in pursuing a transaction, and no other party proposed an alternative transaction.

The acquisition is anticipated to be completed in the second quarter of 2017 following the satisfaction of customary closing conditions, including regulatory and shareholder approvals.

Allied World also announced today that it will release its financial results for the fourth quarter ended December 31, 2016, after the close of market on Wednesday, February 1, 2017. Given the pending acquisition by Fairfax, Allied World will not host a conference call to discuss its fourth quarter 2016 results.

About Allied World

Allied World Assurance Company Holdings, AG, through its subsidiaries and brand known as Allied World, is a global provider of innovative property, casualty and specialty insurance and reinsurance solutions. Allied World offers superior client service through a global network of offices and branches. All of Allied World’s rated insurance and reinsurance subsidiaries are rated A by A.M. Best Company, A by Standard & Poor’s, and A2 by Moody’s, and our Lloyd’s Syndicate 2232 is rated A+ by Standard & Poor’s and AA- by Fitch.

Please visit the following for further information on Allied World: Web: www.awac.com | Facebook: www.facebook.com/alliedworld | LinkedIn: https://www.linkedin.com/company/Allied-World.

Additional Information About the Proposed Acquisition and Where to Find It

This communication may contain certain information relating to the proposed acquisition of Allied World by Fairfax Financial Holdings Limited (“Fairfax”) that will become the subject of a registration statement, which will include a prospectus, to be filed by Fairfax with the U.S. Securities and Exchange Commission (the “SEC”), and a proxy statement to be filed by Allied World with the SEC, each of which will provide details of the proposed acquisition and the attendant benefits and risks. This communication is not a substitute for the proxy statement, the prospectus or any other document that Allied World or Fairfax may file with the SEC or send to their shareholders in connection with the proposed acquisition. Investors and security holders are urged to read the registration statement on Form F-4, including the prospectus, as well as the proxy statement of Allied World, and all other relevant documents filed with the SEC or sent to shareholders as they become available because they will contain important information about the proposed acquisition. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents at Allied World’s website (www.awac.com) or by contacting Allied World’s Corporate Secretary, attn.: Theodore Neos, at Allied World Assurance Company Holdings, AG, Park Tower, 15th floor, Gubelstrasse 24, 6300 Zug, Switzerland, or via e-mail at secretary@awac.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Participants in the Solicitation

Allied World, Fairfax and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the proposed acquisition. Information about Allied World’s directors and executive officers is available in Allied World’s proxy statement dated March 10, 2016 for its 2016 Annual General Meeting of Shareholders. Information about Fairfax’s directors and executive officers is available in Fairfax’s management proxy circular dated March 11, 2016 for its 2016 Annual General Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement, the prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the definitive proxy statement and the prospectus carefully when they become available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Statements

Any forward-looking statements made in this press release reflect our current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, our forward-looking statements could be affected by the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed acquisition; the inability to obtain Allied World’s or Fairfax’s shareholder approval or the failure to satisfy other conditions to completion of the proposed acquisition, including receipt of regulatory approvals; risks that the proposed acquisition disrupts our current plans and operations; the ability to retain key personnel; the ability to recognize the benefits of the proposed acquisition; the amount of the costs, fees, expenses and charges related to the proposed acquisition; pricing and policy term trends; increased competition; the adequacy of our loss reserves; negative rating agency actions; greater frequency or severity of unpredictable catastrophic events; the impact of acts of terrorism and acts of war; the company or its subsidiaries becoming subject to significant income taxes in the United States or elsewhere; changes in regulations or tax laws; changes in the availability, cost or quality of reinsurance or retrocessional coverage; adverse general economic conditions; and judicial, legislative, political and other governmental developments, as well as management’s response to these factors, and other factors identified in our filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statement that may be made from time to time, whether as a result of new information, future developments or otherwise.

SOURCE: Allied World Assurance Company Holdings, AG

Media:

Faye Cook, +1-441-278-5406

Senior Vice President, Marketing & Communications

Faye.Cook@awac.com
or

Investors:
Giuseppe Montefinese, +1-646-794-0690
Manager, Strategy & Investor Relations
Giuseppe.Montefinese@awac.com

Website: www.awac.com